Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward P. Bartz

Re:	CPG Vintage Access Fund, LLC (File No. 811-23258)

Dear Mr. Bartz:

On behalf of CPG Vintage Access Fund, LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone on December 18, 2017. The Staff's comments relate to Amendment No. 5 (the "Amendment") to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended.

Set forth below is a summary of the Staff's comments, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

Comment 1. Footnote 8 to the fee table states that, if the Fund were to raise less than $150 million in total Commitments from Investors during the fiscal year ending March 31, 2018, the Fund's total annual expense ratio would be higher than that presented in the fee table, and, as an example, presents the Fund's total expense ratio as a percentage of Commitment based on raising only $30 million in total Commitments. Please confirm that the fee table reflects the Fund's best estimate as to how much it will raise during its first fiscal year—that is, that the Fund still expects to raise $150 million in total Commitments during the fiscal year ending March 31, 2018. If so, please explain the basis for the determination; if not, please revise the fee table so as to ensure it is not misleading.

Response 1. Central Park Advisers, LLC, the Fund's investment adviser ("CPA"), has asked us to confirm that the Fund still expects to raise $150 million in total Commitments during the fiscal year ending March 31, 2018. We understand that the estimated raise is based on, among other things: the amount of Commitments raised to date (approximately $75 million); the timing of additional anticipated closings; CPA's experience with capital raises for similar products; current distribution efforts and momentum, and investor interest; and discussions with the primary Sub-Placement Agent for the Fund, with respect to these matters.

Comment 2. Please disclose in footnote 8 to the fee table, and under the caption "Types of Investments and Related Risk Factors—General Risks—Substantial Fees and Expenses," the Fund's total expense ratio as a percentage of Net Assets, based on raising $30 million in total Commitments, rather than stating that the expense ratio would "increase significantly."

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

December 28, 2017

Response 2. The Fund has raised approximately $75 million in total Commitments to date, and, as noted above in Response 1, expects to raise $150 million in total Commitments during the fiscal year ending March 31, 2018, thereby mooting the relevance of the $30 million example.

* * * * * * * *

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Lisa P. Goldstein of this office at 212.969.3381 (lgoldstein@proskauer.com).

Very truly yours,

/s/ Brad A. Green

Brad A. Green

cc:  Stuart H. Coleman

Lisa P. Goldstein